Exhibit 99.5

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Rio Tinto receives US$340 million binding offer for talc business
23 February 2011
Rio Tinto has received a binding offer from Imerys to acquire its talc business for an enterprise value of US$340 million. A period of exclusivity with Imerys has been agreed, and Rio Tinto will respond to this binding offer following consultation with the relevant European works councils.
Guy Elliott, chief financial officer, Rio Tinto said, “The successful sale of our global talc business would deliver good value to our shareholders and remains aligned with our strategic focus on large scale assets. As a leading supplier of industrial minerals, Imerys is well positioned to enable the ongoing success of the talc business.”
The talc business has about 1,000 employees at 24 locations in Europe, North America, Australia and Asia.
Completion of the contemplated transaction is subject to customary closing conditions, including applicable regulatory approvals.
Since 2008, Rio Tinto has completed more than 18 divestments in excess of US$11 billion.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
About Imerys
The world leader in adding value to minerals, Imerys is active in 47 countries through more than 240 industrial and commercial sites. The Group achieved more than €3.3 billion in sales in 2010. Imerys develops solutions that improve its customers’ product performance and manufacturing efficiency, thanks to minerals it mines and processes from reserves with rare qualities. The Group’s products have a great many applications in everyday life, including construction, personal care, paper, paint, plastic, ceramics, telecommunications and beverage filtration. More comprehensive information about Imerys may be obtained from its website (www.Imerys.com).
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 2

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 0419 850 205	Mobile: +61 (0) 408 335 309

Karen Halbert	Simon Ellinor
Office: +61 (0) 3 9283 3627	Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 439 102 811

Bruce Tobin	Christopher Maitland
Office: +61 (0) 3 9283 3612	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 103 454	Mobile: +61 (0) 459 800 131

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597

Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter
High resolution photographs and media pack available at: www.riotinto.com/media